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                              SECURITIES AND EXCHANGE COMMISSION                                     --------------------------
                                    WASHINGTON, D.C. 20549                                                 OMB Approval
                                         FORM N-17f-2                                                --------------------------
                                                                                                     OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                           Expires:     July 31, 1994
                                 Investment in the Custody of                                        Estimated average burden
                                Management Investment Companies                                      hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

811-8644                                                                         December 11, 1997
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Variable Insurance Funds
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio  43219
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| Coopers                          | COOPERS & LYBRAND L.L.P.
| &Lybrand                         |
                                   | a professional services firm


INDEPENDENT ACCOUNTANT'S REPORT


To the Trustees of the AmSouth Equity Income Fund of the Variable Insurance Funds:

We have examined management's assertion about the compliance of the AmSouth Equity Income Fund of the Variable Insurance Funds (the "Fund") with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 11, 1997, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 11, 1997, with respect to securities of the Fund:

     * Confirmation, or other procedures we considered necessary, of all securities held in book entry form by the Federal Reserve Bank of Atlanta or Depository Trust Company;

     * Confirmation, or other procedures as we considered necessary, of all mutual fund investments with transfer agents; and

     * Reconciliation of all such securities to the books and records of the Fund and AmSouth Bank.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 11, 1997, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.





    Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland.
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This report is intended solely for the information and use of management of the
Fund and the Securities and Exchange Commission and should not be used for any other purpose.

                                                  /s/ COOPERS & LYBRAND L.L.P.
                                                  ----------------------------
                                                      Coopers & Lybrand L.L.P.

Columbus, Ohio
February 9, 1998
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             MANAGEMENT ASSERTION REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the AmSouth Equity Income Fund of the Variable Insurance Funds (the "Fund") are responsible for complying with the requirements of subsections (b) and (c) for Rule 17f-2, "Custody of Investments by Registered Management Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 11, 1997. Based on this evaluation, we assert that the Fund was in compliance with the provisions of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 11, 1997, with respect to securities reflected in the investment accounts of the Fund.


AmSouth Equity Income Fund of the Variable Insurance Funds